SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 30, 2007
-----------------

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from        to
--------  --------

Commission file number   1-87
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A.  Full title of the plan and the address of the plan, if
different from that of the issuer named below:

EASTMAN KODAK EMPLOYEES’
SAVINGS AND INVESTMENT PLAN

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

EASTMAN KODAK COMPANY
343 STATE STREET
ROCHESTER, NEW YORK 14650

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBIT
DECEMBER 30, 2007

		Page No.
(a)	Financial Statements

	Report of Independent Registered Public Accounting Firm	3
	Statements of Net Assets Available for Benefits	4
	Statement of Changes in Net Assets Available for Benefits	5
	Notes to Financial Statements	6-12

(b)	Schedule *

	Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)	13-39

(c)	Signature	40

(d)	Exhibit

	(23.1) Consent of Independent Registered Public Accounting Firm

*Prepared in accordance with the filing requirements of the Employee Retirement Income Security Act of 1974, as amended.  Other Schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings and Investment
Plan Committee and the Participants of
Eastman Kodak Employees’ Savings
and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Eastman Kodak Employees’ Savings and Investment Plan (the Plan) as of December 30, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 30, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Eastman Kodak Employees’ Savings and Investment Plan as of December 30, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The schedule of assets (held at end of year) as of December 30, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,

/s/ Insero & Company CPAs, P.C.

Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 26, 2008

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	As of December 30,
	2007	2006

ASSETS
Investments at Fair Value (including securities on loan of $1,155,691 and $1,054,628 in 2007 and 2006, respectively)	$7,144,473	$7,168,094
Loans to Participants	31,024	39,026

Restricted Collateral for Loaned Securities	1,172,174	1,075,818

Receivables:
Dividends and Interest	73	534
Employer Contributions	1,034	1,226
Participants’ Contributions	2,352	2,849
Total Assets	8,351,130	8,287,547

LIABILITIES
Amounts due Broker for Securities Purchased	2	68
Accounts Payable and Accrued Expenses	2,931	1,303
Futures Contracts Variation Payable	-	1,374
Payable for Collateral on Loaned Securities	1,172,174	1,075,818

Total Liabilities	1,175,107	1,078,563

Net Assets Available for Benefits at Fair Value	7,176,023	7,208,984

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(42,282)	(47,222)

Net Assets Available for Benefits	$7,133,741	$7,161,762

(See accompanying notes to financial statements)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

For the fiscal year ended December 30, 2007

ADDITIONS:
Dividends on Eastman Kodak Company Common Stock	$1,049
Interest and Other Dividends	303,704

Net Appreciation in Fair Value of Investments	98,850

Contributions:
Employer	14,239
Participants’	465,103
Total Additions	882,945

DEDUCTIONS:
Benefits Paid to Participants	(909,709)
Administrative Expenses	(1,257)

Total Deductions	(910,966)

Net Decrease in Net Assets Available for Benefits	(28,021)

Net Assets Available for Benefits at Beginning of Year	7,161,762

Net Assets Available for Benefits at End of Year	$7,133,741

(See accompanying notes to financial statements)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2007 and 2006

NOTE 1:  DESCRIPTION OF PLAN

General

The Eastman Kodak Employees’ Savings and Investment Plan (the Plan or SIP) is a defined-contribution plan of a controlled group of corporations consisting of Eastman Kodak Company and certain subsidiaries operating in the United States (Kodak, the Company, or Plan Sponsor).  The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.  The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended.

Eligibility

Regular full-time, regular part-time, supplementary or conditional employees of the Company are eligible to participate in the Plan upon date of hire.  Other Kodak employees, ambassadors, co-ops and special program employees, as defined by the Plan, are not eligible to participate in the Plan.

Contributions

The Plan includes a salary reduction provision allowing eligible Kodak participants to defer up to a certain percentage of eligible compensation as defined in the Plan.  The maximum deferral for Plan years 2007 and 2006 was limited to 75% of the aggregate of eligible compensation and wage dividend, but not more than the statutory dollar limit.  Effective January 1, 2000, the Company began to match SIP contributions for an amount up to 3% of wages for employees who contributed up to 5% of their wages to SIP and who also participated in the Cash Balance Plus portion of the Kodak Retirement Income Plan.  Participants direct the investment of their contributions in 1% increments into various investment options offered by the Plan, which include self-directed brokerage accounts.  Participants are eligible to make transfers between investment funds on a daily basis.  Company match funds cannot be used for loans or hardship withdrawals.

Vesting

Participants are vested immediately in their contributions, Company matching contributions, and actual earnings.

Loans

The Plan Administrator may grant a loan to a participant provided that the aggregate of the participant’s outstanding loans will not exceed the lesser of: 1) $50,000 less the highest outstanding loan balance during the previous 12 months, or 2) 50% of the current value of the participant’s account balance.  A new loan must be at least $1,000 and repaid over a period not to exceed five years from the date of the loan.  In accordance with the Plan provisions, the rate of interest is fixed at the discretion of the Plan Administrator at rates that are commensurate with the prime rate.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company matching contributions, if applicable, and an allocation of Plan earnings, and charged with the participant’s withdrawals and with an allocation of administrative expenses.  Allocations are based on account balances, as required by the Plan Document.

Plan Termination

While the Company expects to continue the Plan, it has the right to discontinue contributions and amend or terminate the Plan at any time, for any reason.  In the event that contributions to the Plan are discontinued, the Plan Trustee will continue to administer the Trust.  In the event of the termination of the Trust as a result of or incident to termination of the Plan, the participants will be paid in accordance with the provisions of the Plan and ERISA.

Administrative Expenses

The Plan is administered by the Savings and Investment Plan Committee (SIPCO), which is the Plan Administrator and named fiduciary.  The Trust is administered by Mellon Financial Corporation (Mellon or the Plan Trustee).  The record keeper is T. Rowe Price Retirement Plan Services, Inc. (T. Rowe Price).

Each participant in the Plan is charged a flat annual fee for Plan recordkeeping and other administrative expenses.  The fee is charged monthly to each participant’s account.  Additional fees are charged to individual participants for various services provided by the Plan’s record keeper.  The Company pays administrative expenses to the extent they are not paid by the Plan.

NOTE 2:  SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan operates on a fiscal year ending December 30.

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts

As described in FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investments as well as the adjustment of the investments from fair value to contract value relating to fully benefit-responsive investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis relative to fully benefit-responsive investment contracts.

Investment Valuation and Income Recognition

The fair value of guaranteed investment contracts (GICs) are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.  Individual assets of synthetic investment contracts (SICs) are valued at representative quoted market prices.  The fair value of a wrap contract for a SIC is determined using the market approach discounting methodology which incorporates the difference between current market level rates for the contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted based on current yields of similar instruments with comparable durations as of period end.

Interest in common/collective trust (pooled) funds reflects fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at December 30.  Current values of all other investments are based upon active market quotations on national exchanges, if available, at December 30, or, if not available, upon amounts believed by the Plan Administrator to be realizable at that time.  Loans to participants are valued at outstanding balances, which approximate fair value.

Investments in futures contracts have daily variation margin payments that are made to or received from the counterparty for changes in the market value of futures contracts and are recorded as realized gains and losses.  Accordingly, there is no net value for these investments.

The net appreciation in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Benefits reflects both realized and unrealized gains and losses at fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements.  SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements.  The Plan is required to adopt SFAS No. 157 beginning in fiscal year 2008 and has not yet completed its evaluation of the impact it will have on its net assets available for benefits and the changes in its net assets available for benefits when adopted.

NOTE 3:  RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate, credit, and market volatility.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could have a material effect on participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 4:  SECURITIES LENDING PROGRAM

The Plan participates in a securities lending program with the Trustee.  The program allows the Trustee to loan securities, which are assets of the Plan, to approved Borrowers.  The Trustee requires Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan.  The collateral required is 102 percent of the fair value of U.S. securities borrowed and 105 percent for foreign securities borrowed.  The Plan bears the risk of loss with respect to the unfavorable change in fair value of the invested cash collateral.  However, the Borrower bears the risk of loss related to the decrease in the fair value of the securities collateral and, therefore, may have to deliver additional cash or securities to maintain the required collateral.  In the event of default by the Borrower, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities.  In each case, the Trustee would apply the proceeds from the collateral to make the Plan whole.

The fair value of the securities on loan to Borrowers at December 30, 2007 and 2006 was $1,155.7 million and $1,054.6 million, respectively.  The Plan held cash collateral of $1,093.3 million and $1,044.5 million for securities on loan at December 30, 2007 and 2006, respectively, and $78.9 million and $31.3 million of non-cash collateral for securities on loan at December 30, 2007 and 2006, respectively. Non-cash collateral consists of U.S. government issues and letters of credit.  A portion of the income generated from invested cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Trustee in its capacity as a lending agent.  Securities lending income allocated to the Plan amounted to $3.3 million for 2007.  Securities lending income allocated to the Trustee amounted to $1.4 million for 2007.

NOTE 5:  INVESTMENT CONTRACTS

The Fixed Income Fund held the following GICs as of December 30, 2007:

Contract ID #	Issuer	Contract Rate	Maturity Date

25205	Metropolitan Life	7.34%	01/15/08
14525	John Hancock	6.42%	03/31/08
4-20445-4	Principal Financial Group	6.31%	11/01/08
117742	Metropolitan Life	7.60%	07/01/10
15187	John Hancock	6.79%	07/05/11

The GIC issuer maintains the contributions in the respective general accounts and is contractually obligated to repay the principal and a specified guaranteed interest rate.  There are no reserves against contract value for credit risk.  The crediting interest rate is a fixed contractual rate.

The Fixed Income Fund also held the following SICs as of December 30, 2007:

Issuer/Wrapper	Inception Date

Commonwealth General Corp (AEGON)	2001
J.P. Morgan Chase	2001
UBS	2001
State Street Bank & Trust	2004

A SIC is a wrap contract paired with an underlying investment portfolio, owned by the Fixed Income Fund, of fixed income securities. Interest rates on the SICs are generally reset quarterly by the issuer. Investment gains and losses are amortized over the duration of the contract in the calculation of the interest rate credited to participants.  The issuers of the wrap contracts provide assurance that future adjustments to the crediting rate cannot result in a rate less than zero.  The crediting rate is based on the current yield-to-maturity, the duration of the portfolio, and the amortization of gains and losses (defined as the difference between the market value and contract value). Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events could limit the ability of the Plan to transact at contract value with the GIC or SIC.  Such events include the following: (i) amendments to the Plan Documents (including complete or partial Plan termination or merger with another plan); (ii) distribution of participant communication intended or designed to induce participants to make withdrawals from the Plan, not to transfer funds to the investment or to transfer funds out of the investment; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. closing of a unit, plant or facility, the sale, spin-off or merger of a subsidiary or division of the Plan sponsor, a merger or consolidation of the Plan with another plan or a spin-off of a portion of the assets of the Plan to another plan, a group termination or layoff by the Plan sponsor) which cause a significant withdrawal from the Plan that would detrimentally impact the issuer; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GICs do not permit the issuers to terminate the contracts prior to the scheduled maturity dates.  For the SICs the issuer may elect to terminate a contract if an event of default occurs by the Plan and is not cured. Such events include the following: (i) failure to pay an amount due to the issuer; (ii) failure to comply with or perform any material obligation; (iii) a material misrepresentation; (iv) termination of the Plan; or (v) failure of the Plan to qualify under the Internal Revenue Code. The Plan may elect to terminate the contract if an event of default occurs by the issuer and is not cured. Such events include the following: (i) failure to pay an amount owed by the issuer; (ii) failure to comply with, or perform any material obligation; (iii) a material misrepresentation; or (iv) the insolvency of the issuer.

The terms of a SIC generally provide for settlement of payments upon termination of the contract or total liquidation of the covered investments.  Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer.  Contract termination occurs whenever the contract value or market value of the covered investments reach zero or upon certain events of default.  If a contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination.  If a contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests.  Contract termination also may occur by either party upon election and notice.

Average yields for the GICs and SICs, all of which are fully benefit-responsive, are as follows:

Average yields for GICs and SICs	2007	2006
Based on actual earnings	5.28%	5.85%
Based on interest rate credited to participants	5.21%	5.53%

NOTE 6:  FUTURES CONTRACTS

The SIP Managed Smaller Stock Fund (the Fund) entered into equity futures contracts consistent with the Fund’s objectives.  Daily variation margin payments were made to or received from the counterparty for changes in the market value of futures contracts and were recorded as realized gains and losses.  Accordingly, at December 30, 2007 and 2006, there was no net fair value for these investments reflected in the Statement of Net Assets Available for Benefits and no unrealized gain or loss.  The Plan terminated the Fund as of December 30, 2006.  As a result of this termination the Plan held no equity futures contracts as of December 30, 2007.

NOTE 7:  NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

Net appreciation (depreciation) in the fair value of investments for the fiscal year ended on December 30 was:

(in thousands)

2007

Eastman Kodak Company Common Stock	$(8,509)
Other Common and Preferred Stocks	187
Mutual Funds	73,322
Futures	245
Interest in Common/Collective Trust (Pooled) Funds	33,605
$98,850

NOTE 8:  SIGNIFICANT INVESTMENTS

The following table represents investments having a fair value equal to or greater than 5% of net assets available for benefits at December 30:

(in thousands)

	Maturity	Interest	Fair
Investment	Date	Rate	Value

2007

John Hancock Mutual Life Ins. GAC #15187	7/5/2011	6.79%	$437,402

2006

John Hancock Mutual Life Ins. GAC #15187	7/5/2011	6.79%	$403,959

NOTE 9:  FEDERAL INCOME TAX STATUS

In November 2002, the Plan received a favorable tax determination letter from the Internal Revenue Service (IRS) in which the IRS stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving such letter.  The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 10:  RELATED PARTY TRANSACTIONS

During 2007 and 2006, certain Plan investments were shares of mutual funds managed by T. Rowe Price.  T. Rowe Price Retirement Plan Services, Inc. has been the record keeper since January 1, 2002; therefore, these transactions constitute related party transactions.  Fees paid by the Plan to T. Rowe Price for management services amounted to less than $0.1 million for the fiscal year ended December 30, 2007.

The Kodak Stock Fund and the Fixed Income Fund hold small amounts of cash invested in short-term investments.  Mellon Trust, the parent of the Plan Trustee, manages these short-term investments; therefore, these transactions constitute related party transactions.

The Kodak Stock Fund (the Fund) is not actively managed, but Mellon buys, sells and holds the assets for this fund including the cash that is necessary to maintain liquidity.  During the year ended December 30, 2007 the Plan purchased shares in the Fund in the amount of $121.9 million, sold shares in the Fund in the amounts of $122.3 million, and had net depreciation in the Fund in the amount of $8.5 million.  The total value of the Plan's investment in the Fund was $58.2 million and $67.1 million at December 30, 2007 and 2006, respectively.

Participant loans also constitute related party transactions.

NOTE 11:  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation from the Plan financial statements to the Form 5500 at December 30:

	2007	2006

Net Assets Available for Benefits (per the Financial Statements)	$7,133,741	$7,161,762

Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts	42,282	47,222

Net Assets Available for Benefits (per the Form 5500)	$7,176,023	$7,208,984

Net Decrease in Net Assets Available for Benefits (per the Financial Statements)	$(28,021)

Change in adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts	(4,940)

Net Loss (per the Form 5500)	$(32,961)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND

Group Annuity Contracts:
JOHN HANCOCK MUTUAL LIFE INSURANCE CO	03/31/08	6.4200%	$ 121,712
JOHN HANCOCK MUTUAL LIFE INSURANCE CO	07/05/11	6.7900%	437,402
METROPOLITAN LIFE INSURANCE CO	01/15/08	7.3400%	38,625
METROPOLITAN LIFE INSURANCE CO	07/01/10	7.6000%	98,156
PRINCIPAL MUTUAL LIFE INSURANCE CO.	11/01/08	6.3100%	44,601
			$ 740,496

Investment Contract:
NISA/AEGON (WRAPPER)		4.9700%	$ 64,470

U.S. Government Securities:
FEDERAL FARM CR BKS CONS SYS	01/17/17	4.8750%	1,847
FEDERAL HOME LN BKS CONS BDS	09/02/08-05/17/17	4.375%-5.800%	68,769
FEDERAL HOME LN CORP MTN	03/05/19	5.2000%	5,755
FEDERAL HOME LN MTG CONS BD	07/18/16	5.5000%	2,148
FEDERAL HOME LN MTG CORP DEBS	04/15/08-07/15/32	4.500%-6.250%	29,778
FEDERAL HOME LN MTG CORP MTN	10/25/12-11/23/35	4.625%-5.625%	4,362
FEDERAL HOME LN MTG CORP REF	03/05/12-02/16/17	4.750%-5.000%	11,435
FEDERAL HOME LN MTG NTS	04/18/16	5.2500%	2,858
FEDERAL NATL MTG ASSN	07/13/09-08/01/12	5.125%-5.250%	8,152
FEDERAL NATL MTG ASSN DEBS	11/20/09-11/15/30	4.375%-6.625%	73,485
FEDERAL NATL MTG ASSN GTD MTG	06/12/17	5.3750%	1,746
FEDERAL NATL MTG ASSN MTN	12/10/09	3.8750%	3,160
FHLMC INT PMT ON % DEB 2031	01/15/12	5.7500%	15,641
FHLMC MULTI-CLASS MTG 3128 BA	01/15/24	5.0000%	4,632
FHLMC MULTI-CLASS MTG 3152 DA	09/15/25	6.0000%	2,934
FHLMC MULTI-CLASS MTG 3216 MA	04/15/27	6.0000%	2,495
FNMA GTG REMIC P/T 06-51 PA	02/25/30	5.5000%	2,498
TENESSEE VALEY AUTH PWT BDS	04/01/36	5.8800%	3,129
U.S. TREAS STRIP GENERIC TINT	05/15/14		15,979
U.S. TREASURY BONDS	02/15/16-05/15/37	4.500%-9.250%	225,834
U.S. TREASURY NOTES	03/31/08-11/15/17	3.125%-6.500% (ZERO CPN)	780,269

Corporate Debt Instruments:
ABBOTT LABORATORIES NT	11/30/17	5.6000%	3,293
ABBOTT LABORATORIES NT	11/30/37	6.1500%	4,117
ABBOTT LABS	05/15/11	5.6000%	5,581

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
ACE INA HLDG INC SR NT	02/15/17	5.7000%	1,046
AEP TEX CENT TRANS 06-A CL A4	01/01/18	5.1700%	2,992
AEP TEX NORTH CO SR NT	03/01/13	5.5000%	303
AETNA INC NEW SR NT	12/15/37	6.7500%	969
AETNA INC SR NT	06/15/11	5.7500%	2,390
AETNA INC SR NT	06/15/36	6.6250%	324
AFRICAN DEV BK NTS	10/15/15	6.8750%	3,250
AGFC CAP TR I TR PFD SECS 144A	01/15/67	VAR RT	2,357
AIFUL CORP SR NT 144A	12/12/11	6.0000%	4,344
AIG SUNAMERICA GLOBAL NT 144A	05/10/11	6.3000%	3,152
ALABAMA PWR CO SR NT SER X	05/01/08	3.1250%	1,132
ALCAN INC NT	12/15/33	6.1250%	1,875
ALCOA INC NT	02/23/19	5.7200%	2,347
ALCOA INC NT	02/23/22	5.8700%	6,892
ALLIED CAP CORP NEW NT	04/01/12	6.0000%	3,631
ALLIED WORLD ASSURN CO	08/01/16	7.5000%	2,168
ALLSTATE CORP DEBS	05/15/38	6.9000%	1,049
ALLSTATE CORP JR SUB DEB SER A	05/15/57	VAR RT	2,059
ALLSTATE CORP SR NT	05/09/35	5.5500%	1,300
ALLSTATE LIFE GBL MTN #TR00001	05/29/09	4.5000%	5,013
ALLSTATE LIFE GLOBAL #TR00015	03/23/09	VAR RT	2,995
ALTRIA GROUP INC NT	11/04/13	7.0000%	1,435
AMERADA HESS CORP	10/01/29	7.8750%	8,291
AMEREN UN ELEC SR SECD NT	08/01/37	5.3000%	2,023
AMERICA MOVIL S A B DE C V GTD	11/15/17	5.6250%	2,344
AMERICA MOVIL S A DE DV SR NT	03/01/35	6.3750%	1,530
AMERICAN CAP STRATEGIES LTD SR	08/01/12	6.8500%	3,108
AMERICAN EXPRESS CENTURION BK	06/12/17	5.9500%	3,545
AMERICAN EXPRESS CO SUB DEB	09/01/66	VAR RT	6,232
AMERICAN EXPRESS CR 06-2 144A	01/15/14	5.6500%	984
AMERICAN EXPRESS CR TR 04-3 A	12/15/11	4.3500%	4,662
AMERICAN EXPRESS TRAVEL 144A	11/21/11	5.2500%	1,290
AMERICAN GEN CORP SR NT	02/15/29	6.6250%	526
AMERICAN GEN FIN CORP MEDIUM	12/15/17	6.9000%	2,047
AMERICAN GENL CORP NTS	08/11/10	7.5000%	2,138
AMERICAN HOME PRODS CORP NT	03/15/11	STEP	5,770
AMERICAN INTL GP INC MTN00029	10/18/11	5.3750%	1,951
AMERICAN INTL GROUP INC JR SUB	03/15/37	6.2500%	311
AMERICAN INTL GROUP INC MEDIUM	01/16/18	5.8500%	4,409
AMERICAN INTL GROUP INC MTN	05/18/17	5.4500%	2,993
AMERICAN INTL GROUP INC NT	10/01/15	5.0500%	803
ANADARKO FIN CO SR NT	05/01/31	7.5000%	8,397
ANADARKO PETE CORP SR NT	09/15/16	5.9500%	1,851

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
ANADARKO PETE CORP SR NT	09/15/36	6.4500%	3,496
ANADARKO PETE CORP SR NT	09/15/09	VAR RT	2,455
ANADARKO PETROLEUM CORP	03/15/29	7.2000%	1,336
AOL TIME WARNER INC DEB	05/01/32	7.7000%	893
AOL TIME WARNER INC NT	05/01/12	6.8750%	3,626
APACHE CORP DEB	07/01/19	7.6250%	2,909
APACHE CORP NT	01/15/37	6.0000%	1,218
ARCHER DANIELS MIDLAND CO DEB	01/15/38	6.4500%	1,045
ARCHER DANIELS MIDLAND CO NT	02/01/31	7.0000%	707
ASIAN DEVELOPMENT BANK SNR MTN	06/21/27	2.3500%	5,122
ASIF GLOBAL FING XIX SR 144A	01/17/13	4.9000%	142
ASSURANT INC SR NT	02/15/14	5.6250%	517
ASSURANT INC SR NT	02/15/34	6.7500%	1,957
ASTRAZENECA PLC NT	09/15/37	6.4500%	1,032
AT & T INC GLOBAL NT	01/15/38	6.3000%	4,462
AT & T INC GLOBAL NT	09/01/37	6.5000%	1,731
AT&T BROADBAND CORP NT	03/15/13	8.3750%	7,917
AT&T CORP SR NT	11/15/31	STEP	3,230
AT&T WIRELESS SVCS INC SR NT	03/01/11	7.8750%	6,479
AT&T WIRELESS SVCS INC SR NT	05/01/12	8.1250%	849
AT&T WIRELESS SVCS INC SR NT	03/01/31	8.7500%	5,540
ATLANTIC CITY 03-1 A2	10/20/16	4.4600%	747
ATLANTIC CITY ELEC 02 1 A4	10/20/23	5.5500%	2,085
AVALONBAY CMNTYS MTN #TR00009	03/15/13	4.9500%	2,783
AXA SA US$ SUB NT	12/15/30	8.6000%	2,398
BAC CAP TR XIV PFD HYBRID NT	12/31/49	VAR RT	2,359
BAE SYS HLDGS INC GTD NT 144A	08/15/15	5.2000%	1,189
BALTIMORE GAS & ELEC CO NT	10/01/36	6.3500%	575
BANC AMER COML MTG 06-4 A3A	08/10/13	VAR RT	2,006
BANC AMER FDG 2006-2 CL 2A18	03/25/36	5.7500%	900
BANC ONE CORP SUB DEB	10/15/26	7.6250%	1,607
BANK AMER CORP NT	08/01/10	4.5000%	2,914
BANK AMER CORP SR NT	08/15/11	5.3750%	4,681
BANK AMER CORP SR NT	12/01/17	5.7500%	3,991
BANK AMER CORP SUB GLOBAL NT	08/15/13	4.7500%	3,237
BANK AMER CORP SUB NT	03/15/17	5.4200%	2,886
BANK AMER CORP SUB NT	09/15/37	6.5000%	5,942
BANK AMER CORP SUB NT	01/15/11	7.4000%	698
BANK AMER N A CHARLOTTE N C	03/15/17	5.3000%	11,492
BANK AMERICA CORP SUB NTS	10/15/11	7.1250%	783
BANK OKLA N A TULSA SUB NT	05/15/17	VAR RT	2,872
BANK ONE CORP SUB NT	01/30/13	5.2500%	1,074
BANK ONE ISSUANCE 04-B2 B2	04/15/12	4.3700%	2,108

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
BANK ONE ISSUANCE TR 03-3 NT	02/16/16	4.7700%	1,867
BANK ONE ISSUANCE TR 03-7 CL A	03/15/11	3.3500%	5,154
BANK ONE ISSURANCE TR 03 1 C	09/15/10	4.5400%	2,700
BANKAMERICA CAP III CAP SECS	01/15/27	VAR RT	601
BARCLAYS BK PLC SUB HYBRID TIE	09/29/49	VAR RT	3,801
BAXTER INTL INC SR NT	09/01/16	5.9000%	3,208
BAYVIEW FINL SECS 05-2 CL AF2	02/28/45	5.1400%	1,375
BB&T CAP TR II GTD TR PFD SECS	06/07/36	6.7500%	2,670
BB&T CORP SUB NT 2012	10/01/12	4.7500%	2,041
BEAR STEARNS COS INC	01/22/17	5.5500%	982
BEAR STEARNS COS INC GLOBAL NT	08/15/11	5.5000%	1,980
BEAR STEARNS COS INC MTN	08/10/12	6.9500%	6,464
BEAR STEARNS COS INC NT	07/02/08	2.8750%	3,115
BEAR STEARNS COS INC SR GLOBAL	06/23/10	4.5500%	386
BEAR STEARNS COS INC SR NT	10/02/17	6.4000%	2,309
BELLSOUTH CAP FUNDING CORP	02/15/10	7.7500%	5,900
BELLSOUTH CORP DEB	06/15/34	6.5500%	3,466
BELLSOUTH CORP NT	11/15/12	4.7500%	1,214
BELLSOUTH CORP NT	08/15/08	VAR RT	7,986
BELLSOUTH TELECOMMUNICAT BNDS	06/01/28	6.3750%	845
BERKSHIRE HATHAWAY FIN	01/15/10	4.1250%	5,061
BERKSHIRE HATHAWAY FIN CORP	01/15/15	4.8500%	2,907
BERKSHIRE HATHAWAY FIN CORP SR	12/15/10	4.2000%	1,561
BHP BILLITON FIN	05/05/11	4.1250%	570
BHP BILLITON FIN USA LTD GTD	03/29/17	5.4000%	3,117
BLACK & DECKER CORP SR NT	11/15/16	5.7500%	1,272
BLACKROCK INC NT	09/15/17	6.2500%	2,629
BOARDWALK PIPELINES INC LP	11/15/16	5.8750%	2,952
BOEING CAP CORP SR NT	03/01/11	6.1000%	1,350
BOEING CAP CORP SR NT	02/15/12	6.5000%	402
BOI CAP FDG NO 2 LP FIXED/144A	02/01/49	VAR RT	2,972
BOTTLING GROUP LLC SR NT	11/15/12	4.6250%	911
BRANDYWINE OPER LTN L P	11/01/09	4.5000%	2,677
BRISTOL MYERS SQUIBB CO NT	11/15/36	5.8750%	3,328
BRITISH SKY BROADCASTING NTS	02/23/09	6.8750%	1,120
BRITISH TELECOMMUNICATIONS NT	12/15/10	STEP	3,743
BRITISH TELECOMMUNICATIONS PLC	12/15/30	STEP	2,530
BROADRIDGE FINL SOLUTIONS INC	06/01/17	6.1250%	2,500
BURLINGTON NORTHN MTN TR 00002	07/15/37	6.5300%	1,043
BURLINGTON NORTHN SANTA FE	06/01/36	7.2900%	653
BURLINGTON NORTHN SANTA FE COR	05/01/17	5.6500%	1,609
BURLINGTON NORTHN SANTA FE COR	05/01/37	6.1500%	318
BURLINGTON RESOURCES FINANCE	12/01/11	6.5000%	5,219

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
BURLINGTON RESOURCES FINANCE	12/01/31	7.4000%	954
CABELAS CR CARD 06-III A 144A	10/15/14	5.2600%	2,432
CANADIAN NAT RES LTD NT	05/15/17	5.7000%	1,752
CANADIAN NAT RES LTD NT	03/15/38	6.2500%	2,084
CANADIAN NATIONAL RAILWAY CO	10/15/11	6.3750%	826
CANADIAN NATL RY CO NT	11/15/17	5.8500%	2,611
CANADIAN NATL RY CO SR NT	08/01/34	6.2500%	1,390
CANADIAN PAC RY CO NEW NT	05/15/37	5.9500%	2,070
CANADIAN PACIFIC RAILWAY CO	10/15/11	6.2500%	2,629
CANADIAN PACIFIC RAILWAY CO	10/15/31	7.1250%	827
CAPITAL AUTO REC 07-1 CL B	09/17/12	5.1500%	975
CAPITAL AUTO RECV 2006-2 CL B	12/15/11	5.0700%	985
CAPITAL ONE 2006-6 CL A	02/18/14	5.3000%	2,035
CAPITAL ONE AUTO 06-C CL A2	07/15/09	5.3100%	66
CAPITAL ONE BK MTN #TR 00175	06/13/13	6.5000%	734
CAPITAL ONE BK MTN #TR 00177	12/01/08	4.2500%	1,808
CAPITAL ONE BK MTN SR #TR00174	05/15/08	4.8750%	696
CAPITAL ONE BK MTN SR #TR00176	09/15/10	5.7500%	2,008
CAPITAL ONE CAP IV CAP SECS	02/17/37	6.7450%	2,379
CAPITAL ONE FINL CORP SR NT	09/15/11	5.7000%	3,046
CAPITAL ONE FINL CORP SR NT	09/15/17	6.7500%	1,003
CAPITAL ONE MULTI 03-3 NT CL B	06/15/11	4.5000%	1,790
CAPITAL ONE MULTI 07-7 CL A	07/15/20	5.7500%	3,001
CAPITAL ONE MULTI 2005-A7 A7	06/15/15	4.7000%	3,011
CAPITAL ONE MULTI ASSET 03-5 B	08/15/13	4.7900%	1,498
CAPITAL ONE MULTI ASSET 05-1 B	12/15/17	4.9000%	956
CAPITAL ONE PRIME 07-1 CL B	12/15/13	5.7600%	2,405
CAPITAL ONE PRIME AUTO 04-3 B	08/15/11	3.8600%	1,926
CAPITAL ONE PRIME AUTO 06-1 B	01/15/13	5.1300%	971
CAPMARK FINL GROUP INC SR 144A	05/10/12	5.8750%	1,232
CAPTIAL ONE MULTI 2006-3 CL A	12/17/18	5.0500%	4,233
CARGILL INC NT 144A	09/15/37	6.6250%	1,751
CARMAX AUTO OWNER 2005-2 CL A4	09/15/10	4.3400%	598
CAROLINA PWR & LT CO 1ST MTG	12/15/15	5.2500%	733
CAROLINA PWR & LT CO NT	07/15/12	6.5000%	1,333
CATERPILLAR FINL 06 A CL A3	05/25/10	5.5700%	484
CATERPILLAR FINL 07 A CL A-3A	06/25/12	5.3400%	2,028
CATERPILLAR FINL 2006 A NT B	06/25/12	5.7100%	516
CATERPILLAR FINL CORP	07/15/08	2.7000%	543
CATERPILLAR FINL SVCS CORP SR	06/15/09	4.5000%	1,454
CBA CAP TR I TR PFD SECS 144A	12/31/49	5.8050%	1,768
CENDANT MTG CORP 2004-1 CL A-1	02/25/34	5.5000%	1,291
CENTERPOINT ENERGY HOUSTON	07/01/23	5.6000%	1,613

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
CENTERPOINT ENERGY HOUSTON	03/15/33	6.9500%	1,161
CENTEX CORP SR NT	10/01/13	5.1250%	431
CENTEX HOME EQ LN TR 04-C AF-4	05/25/32	5.0800%	433
CENTEX HOME EQUITY 05-A CL AF5	01/25/35	VAR RT	877
CHARTER ONE BK N A NT	04/26/11	5.5000%	5,444
CHASE AUTO OWNER TR 06-B B	04/15/14	5.2400%	498
CHASE AUTO OWNER TR 2006 A	01/15/13	5.4700%	461
CHASE AUTO OWNER TR 2006 A A-4	01/15/13	5.3600%	1,011
CHASE CAP II CAP SECS SER B	02/01/27	FLTG RT	1,904
CHASE FDG MTG LN 03-1 1A5	10/25/32	VAR RT	1,626
CHASE FDG MTG LN 03-4 IA-6	05/25/36	4.4290%	3,457
CHASE FDG MTG LN 04-1 IA-6	06/25/15	4.2660%	2,625
CHASE ISSUANCE 07-17 CL A	10/15/14	5.1200%	14,445
CHASE ISSUANCE 07-A3 CL A3	04/15/19	5.2300%	1,484
CHASE ISSUANCE TR 05-2 NT CL B	12/15/10	4.5200%	2,991
CHASE ISSUANCE TR 05-4 NT CL A	01/15/13	4.2300%	4,983
CHASE MANHATTAN AUTO 04-A CTF	09/15/10	2.5800%	813
CHUBB CORP DIRECTLY ISSUED SUB	03/29/37	VAR RT	1,379
CHUBB CORP SR NT	05/11/37	6.0000%	4,118
CINCINNATI FINL CORP SR NT	11/01/34	6.1250%	1,548
CINGULAR WIRELESS LLC SR NT	12/15/11	6.5000%	525
CINTAS CORP NO 2 SR NT	08/15/36	6.1500%	814
CISCO SYSTEMS INC	02/22/11	5.2500%	2,661
CIT EQUIP COLL 06-VT2 CL B	04/20/14	5.2400%	555
CIT EQUIP COLL 06-VT2 CL C	04/20/14	5.2900%	554
CIT EQUIP COLL TR 05-EF1 CL A3	05/20/09	4.4200%	318
CIT EQUIP COLL TR 2006-VT1 A3	12/21/08	5.1300%	1,331
CIT GROUP INC SR NT	11/30/12	7.6250%	4,456
CITIBANK CR 2005-B1	09/15/10	4.4000%	2,831
CITIBANK CR CARD 03 C3 NT	04/07/10	4.4500%	994
CITIBANK CR CARD 03-C4 C4	06/10/15	5.0000%	2,264
CITIBANK CR CARD 2006-A3 CL 3	03/15/18	5.3000%	4,839
CITIBANK CR CARD 2006-B2 CL B2	03/07/11	5.1500%	1,146
CITIBANK CR CARD MASTER TR I	01/15/10	6.2000%	901
CITIBANK CR CARD TR 05-C5 C5	10/25/10	4.9500%	1,733
CITICORP RESIDENTIAL 07-2 A6	06/25/37	6.2650%	948
CITIGROUP CAP XXI ENHANCED PFD	12/21/57	VAR RT	1,585
CITIGROUP INC	10/31/25	2.4000%	1,864
CITIGROUP INC GLOABL NT	01/07/16	5.3000%	4,978
CITIGROUP INC GLOBAL NT	02/22/10	4.1250%	6,414
CITIGROUP INC GLOBAL NT	10/17/12	5.3000%	6,466
CITIGROUP INC GLOBAL NT	12/11/34	5.8500%	838
CITIGROUP INC GLOBAL SR NT	05/29/37	5.8750%	4,029

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
CITIGROUP INC GLOBAL SR NT	08/15/17	6.0000%	2,314
CITIGROUP INC GLOBAL SUB NT	02/22/33	5.8750%	1,873
CITIGROUP INC GLOBAL SUB NT	10/31/33	6.0000%	911
CITIGROUP INC GLOBAL SUB NT	06/15/32	6.6250%	707
CITIGROUP INC NT	09/29/11	5.1000%	11,370
CITIGROUP INC NTS	02/15/98	6.8750%	687
CITIGROUP INC SUB NT	09/15/14	5.0000%	6,743
CITIGROUP INC SUB NT	08/25/36	6.1250%	2,816
CITIGROUP MTG LN TR 05-WF2 AF4	08/25/35	VAR RT	2,975
CLEVELAND ELEC ILLUM CO SR NT	12/15/13	5.6500%	5,677
CLEVELAND ELEC ILLUM CO SR NT	12/15/36	5.9500%	1,815
CLOROX CO SR NT	10/15/12	5.4500%	2,052
CNH EQUIP TR 05-A ASSET CL A-3	04/15/09	4.0200%	175
CNH EQUIP TR 2004-A NT CL A4B	09/15/11	3.4800%	490
CNH EQUIP TR 2006-1 CL A3	08/16/10	5.2000%	1,938
CNH EQUIP TR 2006-1 CL B	12/17/12	5.4000%	2,704
CNH EQUIP TR 2007 A NT CL B	06/16/14	5.0900%	1,650
COCA COLA CO NT	11/15/17	5.3500%	4,477
COMCAST CABLE COMM INC SR NT	06/15/13	7.1250%	1,306
COMCAST CABLE COMMUNS INC NT	01/30/11	6.7500%	9,356
COMCAST CORP NEW GTD NT	03/15/16	5.9000%	2,756
COMCAST CORP NEW GTD NT	03/15/37	6.4500%	1,759
COMCAST CORP NEW NT	11/15/15	5.8500%	783
COMCAST CORP NEW NT	11/15/17	6.3000%	5,121
COMCAST CORP NEW NT	11/15/35	6.5000%	1,188
COMCAST CORP NEW NT	08/15/37	6.9500%	3,157
COMERICA CAP TR 11 GTD SECS	02/20/37	6.5760%	1,333
COMMERCE GROUP INC MASS SR NT	12/09/13	5.9500%	4,903
COMMUNITY PROGRAM LN TR 87 A-4	10/01/18	4.5000%	1,342
CONAGRA INC SENIOR NTS	10/01/26	7.1250%	877
CONOCOPHILLIPS AUSTRALIA FDG	04/09/09	VAR RT	1,138
CONOCOPHILLIPS CDA FDG CO II	04/15/12	5.3000%	9,582
CONSOLIDATED NAT GAS CO 04 A	12/01/14	5.0000%	3,506
CONSUMERS ENERGY CO 1ST MTG BD	03/15/15	5.0000%	772
CONSUMERS ENERGY CO 1ST MTG BD	08/15/16	5.5000%	1,086
CONSUMERS ENERGY CO SER D	04/15/13	5.3750%	1,193
CONSUMERS FDG 01-1 CL A 4	04/20/12	4.9800%	2,026
CONSUMERS FDG 01-1 CL A5	04/20/15	5.4300%	3,676
CONTINENTAL AIRLINES PASS THRU	08/02/20	6.5450%	465
CONTINENTAL AIRLS 99-2 CL A-1	03/15/20	7.2560%	432
COSTCO WHSL CORP NEW SR NT	03/15/17	5.5000%	1,801
COUNTRYWIDE FINL CORP MEDIUM	06/07/12	5.8000%	5,957
COVIDIEN INTL FIN 144A	10/15/17	6.0000%	4,121

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
COX COMMUNICATIONS INC NEW NT	01/15/10	4.6250%	2,110
COX COMMUNICATIONS INC NEW NT	06/01/13	4.6250%	2,224
COX COMMUNICATIONS INC NEW NT	10/01/12	7.1250%	7,291
CPC INTL MTN TR 00010	10/15/97	5.6000%	879
CPL TRANSITION FDG 02 1 CL A5	01/15/17	6.2500%	3,929
CPL TRANSITION FDG 02-1 CL A4	07/15/15	5.9600%	1,454
CREDIT SUISSE FB 06-1 CL 1A3	02/25/36	5.5000%	1,528
CREDIT SUISSE FB USA INC NT	01/15/12	6.5000%	3,094
CREDIT SUISSE FB USA INC SR NT	01/15/09	3.8750%	7,433
CREDIT SUISSE USA INC	08/16/11	5.5000%	6,136
CSX CORP NT	05/01/17	5.6000%	1,098
CSX CORP NT	03/15/18	6.2500%	856
CVS CAREMARK CORP SR NT	06/01/17	5.7500%	7,841
CVS CAREMARK CORP SR NT	06/01/27	6.2500%	3,848
CVS CORP NT	09/15/09	4.0000%	872
CVS CORP SR NT	08/15/11	5.7500%	1,318
CWABS INC 04-13 ASSET CL AF-4	01/25/33	VAR RT	3,936
CWALT INC 05-28CB P/T 1-A-5	08/25/35	5.5000%	755
CWALT INC 2005-34CB CL 1-A-6	09/25/35	5.5000%	1,712
CWMBS INC 03-J7 CL 3-1-2	08/25/18	4.5000%	743
CWMBS INC 2003-J13 1A1	01/25/34	5.2500%	1,425
DAIMLER CHRYSLER HLDG CORP NT	01/18/31	8.5000%	1,927
DAIMLERCHRYSLER 07 A CL A-4A	03/08/13	5.2800%	2,272
DAIMLERCHRYSLER AUTO 06-C A2	05/08/09	5.2500%	249
DAIMLERCHRYSLER AUTO 06-C CL B	04/08/13	5.1100%	989
DAIMLERCHRYSLER AUTO 2006-A B	09/08/12	5.1400%	981
DAIMLERCHRYSLER AUTO 2006-B B	11/08/12	5.4900%	1,001
DAIMLERCHRYSLER N A #TR00043	09/08/11	5.7500%	3,468
DAIMLERCHRYSLER N A HLDG CORP	06/15/10	4.8750%	4,242
DAIMLERCHRYSLER N A HLDG SR NT	11/15/13	6.5000%	1,084
DAIMLERCHRYSLER NA HLDG CORP	01/15/12	7.3000%	2,847
DBS BK LTD SINGAPORE SUB 144A	05/16/17	VAR RT	3,378
DCP MIDSTREAM LLC NT 144A	09/15/37	6.7500%	1,946
DEERE JOHN CAP CORP MEDIUM	12/17/12	4.9500%	1,354
DEERE JOHN CAP CORP NT	03/15/12	7.0000%	2,076
DEERE JOHN OWNER TR 04 CL A-4	03/15/11	3.0200%	455
DEERE JOHN OWNER TR 05 CL A-4	05/15/12	4.1600%	704
DEPFA ACS BANK EMTN	12/20/16	1.6500%	6,003
DETROIT EDISON 2001-1 BD CL A5	03/01/15	6.4200%	569
DETROIT EDISON 2001-1 BD CL A6	03/01/16	6.6200%	1,067
DETROIT EDISON CO SR NT	10/15/12	5.2000%	924
DETROIT EDISON CO SR NT	10/01/10	6.1250%	828
DETROIT EDISON CO SR NT 2006 A	06/01/36	6.6250%	315

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
DETROIT EDISON SR NT SER E	10/01/37	5.7000%	960
DEUTSCHE BK AG GLOBAL MEDIUM	10/12/12	5.3750%	6,594
DEUTSCHE BK AG LONDON SR NT	09/01/17	6.0000%	578
DEUTSCHE BK CAP FDG TR VII	01/19/49	VAR RT	2,657
DEUTSCHE TELECOM INTL FIN BV	03/23/16	5.7500%	2,622
DEUTSCHE TELEKOM INTL FIN B V	06/01/32	9.2500%	1,470
DEUTSCHE TELEKOM INTL FIN BV	06/15/30	STEP	1,778
DEUTSCHE TELEKOM INTL FIN BV	06/15/30	VAR RT	3,983
DEVELOPMENT BANK OF JAPAN	03/17/17	1.7500%	6,512
DEVELOPMENT BANK OF JAPAN	03/19/26	2.3000%	11,362
DEVON FING CORP ULC DEB	09/30/31	7.8750%	2,567
DIAGEO CAP PLC GTD NT	01/30/13	5.2000%	13,319
DIAGEO FIN BV NT	04/01/11	3.8750%	966
DISCOVER CARD CL A 2007-1	03/16/20	5.6500%	3,042
DISNEY WALT CO GLOBAL NT	12/01/12	4.7000%	1,492
DOMINION RES INC VA NEW SR NT	05/15/08	STEP	1,482
DOW CHEM CO GLOBAL NT	12/15/08	5.7500%	1,340
DOW CHEM CO NT	10/01/12	6.0000%	2,427
DP WORLD LTD GLOBAL MTN 144A	07/02/37	6.8500%	1,604
DTE ENERGY CO NT	06/01/11	7.0500%	3,335
DTE ENERGY CO SR NT	04/15/33	6.3750%	1,006
DTE ENERGY CO SR NT SER B	06/01/16	6.3500%	2,600
DU POINT E I DE NEMOURS & CO	01/15/13	5.0000%	4,026
DU PONT E I DE NEMOURS & CO NT	11/15/12	4.7500%	800
DU PONT E I DE NEMOURS & CO NT	04/30/14	4.8750%	493
DU PONT EI DE NEMOURS & CO NT	10/15/09	6.8750%	522
DUKE CAP CORP SR NT	02/15/13	6.2500%	284
DUKE CAP CORP SR NT	02/15/32	6.7500%	337
DUKE ENERGY CAROLINAS LLC NT	06/01/37	6.1000%	840
DUKE ENERGY CORP 1ST & REF MTG	03/05/08	3.7500%	5,120
DUKE ENERGY CORP MTG BD	04/01/10	4.5000%	351
DUKE ENERGY CORP SR NT	11/30/12	5.6250%	839
DUKE ENERGY CORP SR NT	01/15/12	6.2500%	1,110
DUKE ENERGY FIELD SVCS LLC	08/16/10	7.8750%	2,282
EASTMAN CHEM CO DEB	01/15/24	7.2500%	427
EATON VANCE CORP NT	10/02/17	6.5000%	463
EKSPORTFINANS A S A MEDIUM	10/26/11	5.1250%	4,211
EKSPORTFINANS AS MTN #TR00007	07/15/09	4.3750%	5,503
EKSPORTFINANS ASA MTN	09/20/10	4.3750%	1,463
ELECTRICIDADE DE PORTUGAL 144A	11/02/12	5.3750%	1,411
ELECTRONIC DATA SYS CORP NEW	08/01/13	STEP	655
ELECTRONIC DATA SYS CORP NT	10/15/09	7.1250%	670
ELECTRONIC DATA SYS CORP NT	10/15/29	7.4500%	662

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
ELM B.V.	05/29/49	VAR RT	1,479
EMBARQ CORP NT	06/01/13	6.7380%	2,381
EMBARQ CORP NT	06/01/16	7.0820%	1,509
EMBARQ CORP NT	06/01/36	7.9950%	2,144
EMERSON ELECTRIC CO NT	08/15/32	6.0000%	712
ENCACA CORP NT	08/15/09	4.6000%	1,696
ENCACA CORP NT	12/01/17	5.9000%	3,463
ENCANA CORP NT	02/01/38	6.5000%	1,158
ENCANA HLDGS FIN CORP NT	05/01/14	5.8000%	3,166
ENERGY EAST CORP NT	07/15/36	6.7500%	4,474
ENERGY TRANSFER PARTNERS LP SR	10/15/36	6.6250%	675
ENTERPRISE PRODS INC L P SR NT	10/15/34	6.6500%	1,357
EOG RES INC SR NT	09/15/17	5.8750%	2,593
EQUITY ONE INC SR NT	09/15/17	6.0000%	2,584
EQUITY ONE MTG 03-4 CL M1	11/25/33	5.3690%	1,733
ERAC USA FIN CO GTD 144A	10/15/37	7.0000%	1,013
ERAC USA FIN CO GTD NT 144A	10/15/17	6.3750%	2,900
ERP OPER L P	08/15/26	7.5700%	2,209
ERP OPERATING LP NTS	04/13/15	6.6300%	2,111
ESTEE LAUDER COS INC SR NT	05/15/37	6.0000%	2,512
EUROPEAN INVESTMENT BK BDS	06/20/17	1.4000%	4,130
EVEREST REINS HLDS INC	05/15/37	VAR RT	1,041
EXELON CORP SR NT	05/01/11	6.7500%	470
EXELON GENERATION CO LLC SR NT	10/01/17	6.2000%	2,058
EXPORT IMPORT BK KOREA NT	10/17/12	5.5000%	2,815
FEDERATED DEPT STORES INC DEL	09/01/08	6.6250%	2,941
FEDERATED RETAIL HLDGS INC GTD	03/15/12	5.3500%	2,276
FEDERATED RETAIL HLDGS INC GTD	03/15/37	6.3750%	1,037
FIRST UNION CORP SUB NT STEP	08/01/26	VAR RT	2,376
FIRSTENERGY CORP NT SER B	11/15/11	6.4500%	330
FIRSTENERGY CORP NT SER C	11/15/31	7.3750%	6,916
FLORIDA PWR & LT CO 1ST MTG BD	06/01/35	4.9500%	1,034
FLORIDA PWR & LT CO IST MTG BD	05/01/37	5.8500%	1,449
FLORIDA PWR CORP 1ST MTG BD	09/15/17	5.8000%	2,585
FLORIDA PWR CORP 1ST MTG BD	03/01/33	5.9000%	1,476
FLORIDA PWR CORP 1ST MTG BD	09/15/37	6.3500%	783
FMR CORP NT 144A	03/01/13	4.7500%	1,200
FMR CORP NT 144A	06/15/19	7.4900%	3,865
FORD CR AUTO 07 B CL A-4A	07/15/12	5.2400%	504
FORD CR AUTO 07 B CL B	11/15/12	5.6900%	995
FORD CR AUTO 07-A CL C	02/15/13	5.8000%	1,942
FORD CR AUTO OWNER 2005-B CL C	08/15/10	4.8300%	1,073
FORD CR AUTO OWNER 2006-C CL C	09/15/12	5.4700%	976

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
FORD CR AUTO OWNER TR 05-A B	01/15/10	3.8800%	2,068
FORD CR AUTO OWNER TR 05-B B	04/15/10	4.6400%	1,205
FOSTERS FIN CORP GTD NT 144A	10/01/14	4.8750%	757
FRANCE TELECOM SA NT	03/01/31	VAR RT	2,549
FUJI FIN CAYMAN LTD SUB 144A	04/15/10	8.6250%	846
GAZ CAPITAL SA 144A	02/25/14	5.0300%	203
GAZ CAPITAL SA NOTES REGS	04/28/34	8.6250%	1,375
GE CAP CR CARD 07-3 CL B	06/15/13	5.4900%	2,025
GE CAP CR CARD MSTR 06-1 CL A	09/15/12	5.0800%	5,483
GE CAP CR CARD MSTR NT 05-3 A	06/15/13	4.1300%	2,122
GE GLOBAL INS HLDG	06/15/10	7.5000%	5,007
GE GLOBAL INS HLDG CORP	02/15/26	7.0000%	1,022
GEN ELEC CAP CORP MTN TR 00804	11/15/67	VAR RT	2,919
GENERAL DYNAMICS CORP NT	05/15/08	3.0000%	2,585
GENERAL ELEC CAP CORP MEDIUM	04/10/12	5.0000%	5,052
GENERAL ELEC CAP CORP MEDIUM	10/19/12	5.2500%	8,439
GENERAL ELEC CAP CORP MEDIUM	09/15/17	5.6250%	1,777
GENERAL ELEC CAP CORP MEDIUM	08/07/37	6.1500%	13,839
GENERAL ELEC CAP CORP MTN	05/04/20	5.5500%	2,496
GENERAL ELEC CAP MTN #TR 00528	03/15/32	6.7500%	529
GENERAL ELEC CAP MTN #TR00771	02/01/11	5.2000%	9,931
GENERAL ELEC CAP MTN TR 00792	06/04/14	5.5000%	14,030
GENERAL ELEC CO NT	12/06/17	5.2500%	2,404
GENERAL MILLS INC NT	09/10/12	5.6500%	3,514
GENWORTH FINL INC SR NT	05/16/09	5.2310%	2,190
GEORGIA PWR CO NT	02/17/09	VAR RT	993
GEORGIA PWR CO SR NT SER Z	12/15/15	5.2500%	1,459
GLEN MEADOWS PASS THROUGH 144A	02/12/67	VAR RT	1,303
GLITNIR BANK HG GBL MTN 144A	07/28/11	6.3300%	1,708
GLITNIR BANKI HF 144A	06/15/16	VAR RT	2,987
GOLDEN WEST FINL CORP DEL SR	10/01/12	4.7500%	7,511
GOLDMAN SACHS CAP I	02/15/34	6.3450%	4,195
GOLDMAN SACHS CAPITAL II	12/29/49	VAR RT	3,918
GOLDMAN SACHS GROUP INC	10/15/13	5.2500%	13,146
GOLDMAN SACHS GROUP INC	01/15/16	5.3500%	3,257
GOLDMAN SACHS GROUP INC SR NT	07/15/13	4.7500%	5,739
GOLDMAN SACHS GROUP INC SR NT	04/01/13	5.2500%	1,202
GOLDMAN SACHS GROUP INC SR NT	02/14/12	5.3000%	7,723
GOLDMAN SACHS GROUP INC SUB NT	10/01/37	6.7500%	5,321
GREAT AMERICA LLC 05-1 A4 144A	08/20/10	4.9700%	2,016
GREAT RIV ENERGY 1ST MTG 144A	07/01/17	5.8290%	6,956
GREENWICH CAP COML 06-GG7 A4	07/10/38	6.1100%	1,506
GS MTG SECS CORP 04-GG2 A5	08/10/38	VAR RT	2,528

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
GS MTG SECS CORP 06-GG6 A2	04/10/38	5.5060%	2,019
GTE CORP	04/15/28	6.9400%	2,099
HALLIBURTON CO SR NT	10/15/10	5.5000%	3,389
HARRIS CORP DEL NT	12/01/17	5.9500%	1,592
HARTFORD FINL SVCS GROUP INC	08/16/08	5.5500%	3,883
HARTFORD FINL SVCS GROUP INC	11/16/08	5.6630%	2,979
HARTFORD FINL SVCS GRP	10/01/41	6.1000%	113
HASBRO INC NT	09/15/17	6.3000%	1,538
HBOS CAP FDG NO 2 LP 144A	06/30/49	VAR RT	1,772
HBOS PLC MTN #SR00034 144A	09/15/09	4.0000%	1,288
HBOS PLC MTN 144A # SR 00053	07/20/09	5.6250%	3,696
HEALTH CARE REIT INC NT	05/15/15	5.8750%	1,111
HERTZ VEH FING 05-2 A2 144A	02/25/10	4.9300%	1,102
HERTZ VEH FING 05-2 CL A4 144A	02/25/11	5.0100%	1,502
HEWLETT PACKARD CO GLOBAL NT	03/01/12	5.2500%	3,987
HONDA AUTO 2006-1 CL A3	02/18/10	5.0700%	1,492
HONEYWELL INTL INC SR NT	03/15/17	5.3000%	2,403
HONEYWELL INTL INC SR NT	03/15/37	5.7000%	1,535
HOSPIRA INC	03/30/17	6.0500%	4,263
HOSPITALITY PPTYS TR SR NT	02/15/15	5.1250%	3,198
HOSPITALITY PPTYS TR SR NT	02/15/13	6.7500%	1,071
HRPT PPTYS TR NT	01/15/13	6.5000%	1,123
HRPT PROPERTIES TRUST CORP BD	11/01/15	5.7500%	2,882
HSBC BK USA GBL MTN #SR00013	09/15/09	3.8750%	2,374
HSBC BK USA NEW YORK N Y	04/01/14	4.6250%	4,859
HSBC CAP FDG DLR 2 LP 144A	12/29/49	VAR RT	2,338
HSBC FIN CAP TR IX GTD CAP	11/30/35	VAR RT	6,969
HSBC FIN CORP NT	06/01/11	5.7000%	963
HSBC HLDGS PLC SUB NT	12/12/12	5.2500%	509
HSBC HLDGS PLC SUB NT	05/02/36	6.5000%	626
HSBC HLDGS PLC SUB NT	09/15/37	6.5000%	3,247
HUMANA INC SR NT	06/01/16	6.4500%	2,590
HYDRO-QUEBEC	04/01/16	7.5000%	2,498
HYUNDAI AUTO REC 06-B CL B	05/15/13	5.1900%	1,495
HYUNDAI AUTO REC TR 04-A B	08/15/11	3.4600%	754
HYUNDAI AUTO REC TR 2005-A A-4	02/15/12	4.1800%	497
HYUNDAI AUTO RECV 2006-A CL B	06/25/14	5.2900%	1,952
IBM CORP DEBENTURES	08/01/27	6.2200%	1,627
ICICI BANK 144A	01/12/12	5.7500%	772
ICICI BANK LTD (SINGAPORE)	10/20/11	5.8750%	536
ICICI BK LTD BAHRAIN BRH 144A	10/03/12	6.6250%	2,793
ILFC E CAPITAL TR II ENHANCED	12/21/65	VAR RT	5,028
IMPERIAL TOB OVERSEAS BV	04/01/09	7.1250%	817

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
INCO LTD	09/15/32	7.2000%	2,452
INDYMAC MBS INC 03-A7 A2	07/25/33	4.8500%	691
INDYMAC MBS INC 03-A8 A1	10/25/18	3.7500%	1,621
ING BANK N V SUB NT 144A	05/01/15	5.1250%	483
INTERNATIONAL BUS MACHS CORP	11/29/12	4.7500%	1,556
INTERNATIONAL BUSINESS MACHS	03/22/11	4.9500%	2,254
INTERNATIONAL BUSINESS MACHS	09/14/17	5.7000%	6,690
INTERNATIONAL BUSINESS MACHS	11/29/32	5.8750%	1,095
INUIT SR NT	03/15/17	5.7500%	2,376
ISTAR FINL INC SR NT	10/15/13	5.9500%	1,590
J P MORGAN CHASE & CO GBL NT	02/01/11	6.7500%	3,250
JANUS CAP GROUP INC NT	06/15/17	6.7000%	3,569
JC P&L TRANSITION FDG 02-A A-4	06/05/19	6.1600%	1,319
JEFFERIES GROUP INC NEW SR DEB	01/15/36	6.2500%	1,617
JOHN DEERE TR 06 CL A4	06/17/13	5.3900%	3,775
JOHNSON CTLS INC NT	09/15/13	4.8750%	489
JP MORGAN CHASE & CO	06/01/11	5.6000%	6,003
JP MORGAN CHASE & CO GBL	09/01/15	VAR RT	1,495
JP MORGAN CHASE BK N A NEW	07/05/17	6.0000%	7,371
JP MORGAN CHASE NK NA NEW YORK	10/01/17	6.0000%	5,366
JP MORGAN MTG ACQ 06-CH2 A1FB	10/25/36	VAR RT	610
JPMORGAN CHASE & CO SR NT	01/15/18	6.0000%	1,848
JPMORGAN CHASE & CO SUB NT	06/27/17	6.1250%	2,740
JPMORGAN CHASE CAP XXV CAP SEC	10/01/37	6.8000%	987
KAUPTHING BANK HF SR NT 144A	04/12/11	VAR RT	2,659
KAUPTHING BK MTN SB00001 144A	05/19/16	7.1250%	5,015
KELLOGG CO DEB SER B	04/01/31	7.4500%	970
KELLOGG CO GLOBAL NT	06/01/08	2.8750%	989
KELLOGG CO NT SER B	04/01/11	6.6000%	312
KELLOGG CO SR NT	12/03/12	5.1250%	2,787
KERR MCGEE CORP NT	07/01/24	6.9500%	530
KEYBANK NATL ASSN MTN #SB00001	09/15/15	4.9500%	58
KEYCORP MEDIUM TRM SR #SR00090	05/21/09	4.7000%	1,800
KIMBERLY CLARK CORP NT	08/01/17	6.1250%	3,556
KIMBERLY CLARK CORP NT	08/01/37	6.6250%	1,442
KINDER MORGAN ENERGY PARTNERS	01/15/38	6.9500%	218
KINDER MORGAN ENERGY PARTNERS	08/15/33	7.3000%	1,952
KINDER MORGAN ENERGY PRTNS LP	02/01/17	6.0000%	508
KOHLS CORP NT	12/15/37	6.8750%	2,622
KRAFT FOOD INC BD	02/11/13	6.0000%	959
KRAFT FOODS INC GLOBAL NT	11/01/11	5.6250%	813
KRAFT FOODS INC NT	10/01/13	5.2500%	2,054
KRAFT FOODS INC NT	08/11/17	6.5000%	3,322

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
KRAFT FOODS INC NT	02/01/38	6.8750%	1,384
KROGER CO NT	04/15/12	6.7500%	1,171
KROGER CO SR DEB	09/15/29	8.0000%	2,778
LANDESBANKI IS HF 144A SR00001	08/25/11	6.1000%	2,066
LANDESKREDITBANK BADEN WURTTEM	09/15/10	4.2500%	1,552
LANDESKREDITBANK GLOBAL NT	01/13/12	4.8750%	4,171
LANDSBANKI IS HF CAP NTS 144A	12/19/49	VAR RT	1,596
LANDWIRTSCHAFTLICHE RENTE NT	07/02/12	5.2500%	3,329
LB UBS COML MTG TR 06-C3 CL A2	03/15/39	5.5320%	1,520
LEHMAN BROS HLDG INC MTN	07/18/11	5.7500%	1,659
LEHMAN BROS HLDGS INC DTD	12/31/49	VAR RT	6,475
LEHMAN BROS HLDGS INC MEDIUM	12/28/17	6.7500%	730
LEHMAN BROS HLDGS INC SUB NT	07/19/17	6.5000%	1,744
LEHMAN BROTHERS HLDGS #TR00621	04/04/16	5.5000%	1,096
LEHMAN BROTHERS HLDGS #TR00632	04/25/11	5.7500%	908
LEHMAN BROTHERS HLDGS INC	09/26/14	6.2000%	5,687
LEHMAN BROTHERS HLDGS INC MTN	07/19/12	6.0000%	8,637
LEHMAN BROTHERS HLDGS INC MTN	09/15/22	VAR RT	1,976
LEHMAN BROTHERS HOLDING	01/14/11	5.0000%	4,333
LEHMAN BROTHERS MTN #TR00636	05/17/13	5.7500%	4,301
LIBERTY MUT GROUP INC 144A	08/15/36	7.5000%	1,432
LIBERTY MUT GRP INC 144A	03/15/14	5.7500%	1,157
LILLY ELI & CO NT	03/15/17	5.2000%	1,681
LILLY ELI & CO NT	03/15/37	5.5500%	5,060
LINCOLN NATL CORP IND CAP SECS	04/20/67	VAR RT	2,719
LINCOLN NATL CORP IND SR NT	04/07/36	6.1500%	2,846
LOCKHEED MARTIN CO GTD	05/01/26	7.7500%	1,519
LOCKHEED MARTIN CORP NT	09/01/36	6.1500%	2,187
LOCKHEED MARTIN GTD	05/01/36	7.2000%	457
LONG BEACH ACCEP AUTO 06-B A4	06/15/12	4.5220%	1,979
LONG BEACH ACCEPT AUTO 06 A A3	12/15/10	5.4180%	2,166
LORAL CORP DEB	09/15/23	7.0000%	1,094
LUKOIL INTERNATIONAL FIN BV BD	06/07/17	6.3560%	1,494
M & I MARSHALL & ILSLEY 00028	02/22/12	5.1500%	13,398
M&I AUTO LN TR 2005-1 NT CL A4	03/21/11	4.8600%	1,499
MACY'S RETAIL HLDGS INC GTD SR	01/15/13	5.8750%	5,997
MARATHON OIL CORP SR NT	10/01/17	6.0000%	2,834
MARATHON OIL CORP SR NT	10/01/37	6.6000%	579
MARKEL CORP SR NT	08/15/34	7.3500%	2,466
MARLIN LEASING 05-1 144A	11/17/08	4.6300%	1,175
MARLIN LEASING 06-1A CLB1 144A	09/16/13	5.6300%	795
MARLIN LEASING 2006-1A CL A3	12/15/09	5.3300%	592
MARLIN LEASING REC 06-1A CL A4	09/16/13	5.3300%	507

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
MARSH & MCLENNAN COS INC SR NT	09/15/10	5.1500%	2,195
MASSMUTUAL GBL TR 00016 144A	04/15/09	3.8000%	1,151
MASSMUTUAL GLOBAL FDG II 144A	07/15/08	2.5500%	1,008
MAY DEPT STORES CO NT	07/15/14	5.7500%	1,622
MAY DEPT STORES CO SR NT	07/15/24	6.6500%	803
MBNA CR CARD MASTER 04-B1 B1	08/15/16	4.4500%	1,556
MBNA CR CARD MASTER 05-1 CL A	09/15/10	4.2000%	1,222
MBNA CR CARD TR 02-1 CL C	07/15/14	6.8000%	1,567
MBNA MASTER CR CARD 99-J CL B	02/15/12	7.4000%	1,561
MCDONALDS CORP MEDIUM TERM NTS	10/15/17	5.8000%	2,031
MERCK & CO INC DEBS	03/01/28	6.4000%	1,243
MERCK & CO INC MTNS TR 00011	05/13/37	5.7600%	532
MERCK & CO INC SR NT	02/15/13	4.3750%	861
MERRILL LYNCH & CO INC MEDIUM	08/15/12	6.0500%	2,730
MERRILL LYNCH & CO INC MTN	08/28/17	6.4000%	5,080
MERRILL LYNCH & CO INC NTS	02/17/09	6.0000%	2,695
MERRILL LYNCH & CO INC SUB NT	05/02/17	5.7000%	3,478
MERRILL LYNCH & CO INC SUB NT	01/29/37	6.1100%	3,458
MID AMERICAN ENERGY #TR00008	10/15/36	5.8000%	3,080
MID STATE TR XI ASSET BKD CL A	07/15/38	4.8640%	1,228
MIDAMERICAN ENERGY HLDGS CO	04/01/36	6.1250%	1,583
MIDLAND BANK PLC NTS	03/15/11	6.9500%	3,525
MID-STATE TR VI BKD NTS CL A-1	07/01/35	7.3400%	3,536
MIZUHO FIN(CAYMAN) MTN	04/15/14	VAR RT	1,412
MIZUHO FINL GRP CAYMAN 144A	04/15/14	5.7900%	7,523
ML CFC COML MTG 06 2 CL A3	06/12/46	VAR RT	3,131
MMG FIDUCIARY & TR CORP 144A	02/01/16	6.7500%	3,355
MOBIL CORP NT	08/15/21	8.6250%	1,728
MOLSON COORS CAP FIN SR NT	09/22/10	4.8500%	2,013
MORGAN STANLEY DW & CO GL NT	04/15/11	6.7500%	1,164
MORGAN STANLEY GLOBAL MED TERM	04/27/17	5.5500%	10,480
MORGAN STANLEY GLOBAL MEDIUM	11/02/12	5.2500%	10,280
MORGAN STANLEY GLOBAL MTN	08/28/17	6.2500%	2,413
MORGAN STANLEY GLOBAL SUB NT	04/01/14	4.7500%	2,340
MORGAN STANLEY NT	01/21/11	5.0500%	1,346
MORGAN STANLEY NT	01/09/17	5.4500%	3,918
MORGAN STANLEY SR MEDIUM TERM	12/28/17	5.9500%	3,711
MORGAN STANLEY SR MTN SER F	01/09/12	5.6250%	9,561
MOTOROLA INC	09/01/25	6.5000%	260
MOTOROLA INC DEBS	11/15/28	6.5000%	432
MOTOROLA INC NTS	11/15/10	7.6250%	174
MUFG CAP FIN 1 LTD USD	07/29/49	VAR RT	1,000
MUTUAL OMAHA INS CO NT 144A	06/15/36	6.8000%	2,599

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
NATIONAL BK CDA N Y BRH DEP NT	11/01/09	7.7500%	4,064
NATIONAL CITY BK MTN #SB 00001	02/15/11	6.3000%	970
NATIONAL CITY BK MTN #SB 00003	12/15/11	6.2000%	1,354
NATIONAL RURAL UTILITIES COOP	02/15/08	3.8750%	1,773
NATIONAL RURAL UTILS COOP FIN	03/01/12	7.2500%	1,157
NATIONWIDE FINL SVCS INC JR	05/15/37	6.7500%	3,702
NATIONWIDE HEALTH PPTYS INC	07/15/11	6.5000%	3,173
NATIONWIDE MTN #SR00019 144A	02/01/10	4.2500%	2,225
NATL CITY CORP SUB NT	02/01/09	5.7500%	3,097
NEW AMER HLDGS INC NT	08/01/34	8.4500%	252
NEW CENTY HOME EQTY 04-A MI1	08/25/34	VAR RT	2,217
NEW STH WALES TSY BDS	08/01/14	5.5000%	8,851
NEWS AMER HLDGS	02/01/13	9.2500%	3,715
NEWS AMER INC BD	12/15/14	5.3000%	2,972
NEWS AMER INC BD	12/15/34	6.2000%	2,647
NEWS AMER INC GTD SR DEBS	04/08/28	7.1250%	636
NEWS AMER INC GTD SR NT	03/01/37	6.1500%	1,532
NEWS AMER INC GTD SR NT	03/15/33	6.5500%	2,605
NEWS AMER INC SR NT	12/15/35	6.4000%	3,333
NEWS AMER INC SR NT 144A	11/15/37	6.6500%	859
NEXEN INC NT	05/15/37	6.4000%	4,163
NEXTEL COMMUNICATIONS INC SR	10/31/13	6.8750%	4,483
NIAGARA MOHAWK PWR CORP SR NTS	10/01/08	7.7500%	759
NISOURCE FIN CORP GTD NT	11/15/10	7.8750%	5,218
NISOURCE FIN CORP NT	03/15/18	6.4000%	5,033
NISSAN AUTO LEASE 06-A CL A3	03/15/10	5.1100%	5,221
NISSAN AUTO REC 2006 B A-3	02/15/10	5.1600%	1,797
NOMURA ASSET SER 07-1 CL 1-A-5	03/25/37	5.8200%	2,848
NORAND INC NT	10/15/15	6.0000%	3,772
NORANDA INC NT	06/15/35	6.2000%	2,399
NORANDA INC NT	07/15/12	7.2500%	2,467
NORDEA BANK AB (SE)	09/30/16	VAR RT	906
NORDIC INVESTMENT BANK	04/27/17	1.7000%	9,867
NORFOLK SOUTHERN CORP SR NTS	04/15/09	6.2000%	1,811
NORFOLK SOUTHN CORP NT	05/17/25	5.5900%	761
NORFOLK SOUTHN CORP NT	05/15/10	8.6250%	2,880
NORFOLK SOUTHN CORP SR NT	02/15/31	7.2500%	991
NORTHROP GRUMMAN CORP DEB	03/01/26	7.8750%	2,598
NORTHRUP GRUMMAN CORP DEB	02/15/31	7.7500%	6
NORTHRUP GRUMMAN CORP NT	02/15/11	7.1250%	3,139
NYCTL 2005-A TR SER 05-A 144A	12/10/10	4.7800%	232
NYCTL 2006-A TR CL A 144A	11/10/19	5.9300%	219
NYKREDIT A/S	01/01/12	4.0000%	1,583

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
OHIO EDISON CO SR NT	07/15/36	6.8750%	2,153
ONCOR ELEC DELIVERY CO DEB	09/01/22	7.0000%	6,957
ONCOR ELEC DELIVERY CO SR SECD	05/01/12	6.3750%	3,745
ORACLE CORP/OZARK HLDG INC	01/15/16	5.2500%	5,791
OWENS CORNING NEW SR NT	12/01/36	7.0000%	1,522
PACIFIC BELL DEB	03/15/26	7.1250%	2,148
PACIFIC GAS & ELEC CO 1ST MTG	03/01/34	6.0500%	4,742
PACIFICCORP 1ST MTG BD	04/01/37	5.7500%	1,954
PACIFICORP BD	10/15/37	6.2500%	3,448
PACTIV CORP NT	01/15/18	6.4000%	1,251
PANCANADIAN PETROLEUM LTD	11/01/11	6.3000%	3,817
PANHANDLE EASTN PIPE LINE CO	08/15/08	4.8000%	1,413
PANHANDLE EASTN PIPE LINE CO	11/01/17	6.2000%	1,709
PC FINL PARTNERSHIP GTD SR NT	11/15/14	5.0000%	998
PECO ENERGY 99-A-A7	03/01/09	6.1300%	1,290
PECO ENERGY CO 1ST & REF MTG	10/01/36	5.9500%	407
PECO ENERGY TRANSITION 01-A BD	12/31/10	6.5200%	2,287
PEMEX PROJ FDG MASTER TR GTD	06/15/35	6.6250%	7,597
PENN MUT LIFE INS CO 144A	06/15/34	6.6500%	1,873
PENNEY J C CO BDS	03/01/97	7.6250%	235
PENNEY JC CORP INC SR NT	10/15/36	6.3750%	155
PENNSYLVANIA ELEC 144A	09/01/17	6.0500%	376
PEPCO HLDGS INC NT	06/01/17	6.1250%	3,008
PEPSIAMERICAS INC NT	07/31/12	5.7500%	1,387
PETRO CDA SR NT	07/15/33	5.3500%	1,122
PETRONAS CAPITAL BDS USD1000	05/22/22	7.8750%	616
PHARMACIA CORP DEB	12/15/27	6.7505%	2,521
PHILLIPS PETE CO NT	05/25/10	8.7500%	2,764
PHOENIX LIFE INS SURPLUS 144A	12/15/34	7.1500%	1,567
PNC FDG CORP GTD SR NT	09/28/12	5.5000%	1,913
PNC FDG CORP NT	03/10/08	4.2000%	4,837
POLAR TANKERS INC NT 144A	05/10/37	5.9510%	1,655
POPULAR ABS INC 04-5 AF4	12/25/34	VAR RT	1,484
POPULAR ABS INC 2005-3 CL M-1	07/25/35	VAR RT	1,085
POPULAR ABS INC SER 2004-4 AF6	09/25/34	VAR RT	1,308
POPULAR NORTH AMER #TR00015	04/15/09	5.6500%	2,932
PPL ELEC UTILS CORP SR SECD BD	08/15/37	6.4500%	1,787
PREMIUM ASSET TR 05-5 144A	07/15/08	VAR RT	600
PROCTER & GAMBLE CO DEB	09/01/24	8.0000%	1,936
PROCTER & GAMBLE CO NT	03/05/37	5.5500%	5,779
PROCTOR & GAMBLE CO SR NT	08/15/08	4.3000%	718
PROGRESS ENERGY INC SR NT	04/15/12	6.8500%	801
PROGRESS ENERGY INC SR NT	03/01/11	7.1000%	706

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
PROGRESS ENERGY INC SR NT	03/01/31	7.7500%	1,739
PROTECTIVE LIFE MTN #TR 00001	11/24/08	3.7000%	2,736
PRUDENTIAL FINL INC MTN	12/14/36	5.7000%	3,501
PRUDENTIAL FINL INC MTN #00002	07/15/13	4.5000%	1,418
PSE&G TRANSITION FDG 01-1 A-8	12/15/17	6.8900%	2,495
PSEG PWR LLC SR NT	04/15/31	8.6250%	623
PSI ENERGY INC DEB	09/15/13	5.0000%	2,269
PSNH FDG LLC NT CL A 2	11/01/10	5.7300%	207
QUEST DIAGNOSTICS INC SR NT	11/01/10	5.1250%	3,688
QUEST DIAGNOSTICS INC SR NT	07/01/37	6.9500%	1,033
RABOBANK CAP FDG 144A	10/29/49	VAR RT	3,267
RAYTHEON CO DEB	12/15/18	6.4000%	1,927
RAYTHEON CO NT	01/15/11	4.8500%	2,002
RBS CAP TR III TR PFD SECS	09/29/49	VAR RT	4,963
REGENCY CTRS L P GTD NT	06/15/17	5.8750%	1,381
REGIONS FINL CORP NEW SR NT	08/08/08	4.5000%	2,350
RELIANT ENERGY 2001-1 CL A3	09/15/11	5.1600%	2,139
RESIDENTIAL ASSET 04-RS12 AI4	03/25/33	4.6200%	2,211
RESONA PFD GLOBAL SECS 144A	12/29/49	VAR RT	5,075
REYNOLDS AMERN INC SR SECD NT	06/01/16	7.6250%	1,811
RIO TINTO FIN USA LTD	09/30/08	2.6250%	1,228
ROGERS CABLE INC	05/01/12	7.8750%	7,536
ROGERS CABLE INC SR SECD NT	06/15/13	6.2500%	2,491
ROGERS WIRELESS INC SECD NT	03/15/15	7.5000%	4,006
ROLLS-ROYCE PLC	03/16/11	4.5000%	1,317
ROYAL BK SCOTLAND GROUP PLC	11/12/13	5.0000%	3,706
ROYAL BK SCOTLAND GROUP PLC	03/31/49	VAR RT	399
ROYAL BK SCOTLAND SUB NTS	10/01/14	5.0000%	793
ROYAL KPN NV NT	10/01/10	8.0000%	1,639
ROYAL KPN NV NT	10/01/30	8.3750%	1,274
SABMILLER PLC NT 2011 144A	07/01/11	6.2000%	454
SAFEWAY INC	08/16/10	4.9500%	2,405
SAFEWAY INC NT	08/15/12	5.8000%	279
SAFEWAY INC NT	08/15/17	6.3500%	1,162
SAFEWAY INC NT	09/15/09	7.5000%	713
SANTANDER CENTRAL HISPANO ISS	09/14/10	7.6250%	1,979
SANTANDER FINL SUB NTS	02/15/11	6.3750%	639
SARAWAK INTL	08/03/15	5.5000%	920
SB CAPITAL SA	05/15/13	6.4800%	302
SBC COMMUNICATIONS	09/15/14	5.1000%	3,018
SBC COMMUNS INC GLOBAL NT	06/15/16	5.6250%	969
SCANA CORP MTN TRNAHCE TR00014	05/15/11	6.8750%	1,059
SCHERING PLOUGH CORP SR NT	12/01/13	STEP	1,909

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
SCHERING-PLOUGH SR NT	09/15/17	6.0000%	2,290
SCOTTISH PWR PLC NT	03/15/10	4.9100%	6,364
SCOTTISH PWR PLC NT	03/15/15	5.3750%	2,447
SHINSEI FIN CAYMAN LTD 144A	01/29/49	VAR RT	4,688
SIEMENS NV 144A	08/17/26	6.1250%	3,009
SIMON PPTY GROUP INC NEW NT	01/30/09	3.7500%	8,521
SLM CORP MTN # TR 00013	03/17/08	3.6250%	1,373
SLM CORP MTN # TR 00057	05/15/14	5.3750%	1,877
SMGF PFD CAP USD I LTD 144A	01/29/49	VAR RT	917
SOUTHERN CALIF EDISON CO	01/15/16	5.0000%	2,063
SOUTHERN COPPER CORP DEL NT	07/27/35	7.5000%	373
SOUTHERN UN CO NEW SR NT	02/01/24	7.6000%	972
SOVEREIGN BANCORP INC SR NT	09/01/10	4.8000%	1,632
SPRINT CAP CORP	11/15/28	6.8750%	1,177
SPRINT CAP CORP	01/30/11	7.6250%	546
SPRINT CAP CORP NT	03/15/12	8.3750%	1,232
SPRINT CAP CORP NT	03/15/32	8.7500%	2,267
SPRINT CAPITAL CORP	05/01/19	6.9000%	4,380
SPRINT NEXTEL CORP NT	12/01/16	6.0000%	3,701
SUMITOMO MITSUI BK CORP SUB NT	06/15/12	8.0000%	856
SUMITOMO MITSUI BKG CORP 144A	07/29/49	VAR RT	1,039
SUNCOR ENERGY INC NT	06/15/38	6.5000%	3,209
SUNTRUST BKS INC SR NT	11/05/12	5.2500%	5,584
SUNTRUST CAP VIII GTD TR PFD	12/15/36	VAR RT	2,857
SUNTRUST PFD CAP 1 NORMAL PFD	12/31/49	VAR RT	1,635
SUSQUEHANNA 06-1 CL C 144A	06/15/09	5.5800%	2,646
SUSQUEHANNA AUT 05-1 CL C 144A	11/14/08	5.0900%	1,562
SUSQUEHANNA AUTO 06-1 A-3 144A	03/16/09	5.2100%	2,171
SUSQUEHANNA AUTO 06-1 B 144A	04/14/09	5.2800%	2,919
SUSQUEHANNA AUTO 07-1 B 144A	07/14/10	5.3100%	1,241
SYSTEMS 2001-A T CL B 144A	12/15/11	7.1560%	1,197
TAMPA ELEC CO NT	08/15/12	6.3750%	483
TARGET CORP NT	10/01/08	5.4000%	1,003
TARGET CORP NT	03/01/12	5.8750%	315
TCA CABLE TV INC	02/01/28	6.5300%	1,549
TCI COMMUN INC	08/01/15	8.7500%	1,819
TCI COMMUNICATIONS INC DEB	02/15/26	7.8750%	2,890
TELE COMMUNICATIONS INC DEB	08/01/13	7.8750%	1,355
TELECOM ITALIA CAP GTD SR NT	11/15/08	4.0000%	710
TELECOM ITALIA CAP GTD SR NT	09/30/14	4.9500%	3,907
TELECOM ITALIA CAP GTD SR NT	07/18/11	6.2000%	2,565
TELECOM ITALIA CAP GTD SR NT	07/18/36	7.2000%	6,769
TELECOM ITALIA CAP GTD SR NT B	11/15/13	5.2500%	7,833

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
TELEFONICA EMISIONES S A U	06/20/11	5.9840%	4,108
TELEFONICA EMISIONES S A U	06/20/36	7.0450%	6,069
TELEFONICA EMISIONES S A U SR	02/04/13	5.8550%	1,817
TELEFONICA EMISIONES S A U SR	07/03/17	6.2210%	3,466
TELEFONICA EMISIONES S A U SR	06/20/16	6.4210%	1,971
TELEFONICA EUROPE B V US NT	09/15/10	7.7500%	2,737
TELUS CORP	06/01/11	8.0000%	1,006
TEVA PHARMACEUTICAL FIN CO LLC	02/01/36	6.1500%	2,452
TEVA PHARMACEUTICAL FIN LLC	02/01/16	5.5500%	3,540
TEXTRON FINL CORP MEDIUM TERM	11/01/10	5.1250%	2,083
THORNBURG MTG 07 4 CL 2A-1	07/25/37	VAR RT	2,696
THORNBURG MTG 07 4 CL 3A-1	07/25/37	VAR RT	2,413
TIME WARNER CABLE INC	05/01/17	5.8500%	8,240
TIME WARNER COS INC	02/01/24	7.5700%	4,285
TIME WARNER COS INC JJ13	01/15/13	9.1250%	1,689
TIME WARNER ENTMT CO LP	07/15/33	8.3750%	2,069
TIME WARNER INC BNDS	05/15/29	6.6250%	3,269
TNK BP S A SR MTN 144A	03/13/18	7.8750%	1,257
TOYOTA MOTOR CREDIT NTS	12/15/08	5.5000%	548
TOYOTA MTR CR CORP NT	12/15/10	4.3500%	622
TRANSCANADA PIPELINES LTD	03/15/36	5.8500%	1,069
TRANSCANADA PIPELINES LTD SR	10/15/37	6.2000%	1,782
TRANSOCEAN INC SR NT	03/15/13	5.2500%	3,447
TRANSOCEAN INC SR NT	03/15/38	6.8000%	1,971
TRAVELERS COS INC JR SUB DEB	03/15/37	VAR RT	4,193
TRAVELERS COS INC SR NT	06/15/37	6.2500%	3,983
TURNER BROADCASTING SYSTEMS	07/01/13	8.3750%	846
TXU ELEC DELIVERY 04-1 BD A3	05/15/18	5.2900%	3,983
TXU ELEC DELIVERY TRANSITION	11/17/14	4.8100%	1,037
TYCO INTL GROUP S A NT	11/15/13	6.0000%	640
TYCO INTL GROUP SA GTD NT	01/15/09	6.1250%	30
TYCO INTL GROUP SA GTD NT	02/15/11	6.7500%	440
TYCO INTL GROUP SA GTD NT	01/15/29	6.8750%	3,181
TYCO INTL GROUP SA NT	11/01/08	6.1250%	91
TYCO INTL GROUP SA SR NT	10/15/11	6.3750%	3,254
TYSON FOODS INC	04/01/16	VAR RT	1,534
U S BK NATL ASSN MTN #TR00192	02/06/09	3.7500%	5,431
UBS AG STAMFORD # SR 00047	07/15/16	5.8750%	3,258
UBS AG STAMFORD BRH MEDIUM	12/20/17	5.8750%	7,519
UBS LUXEMBOURG SA	02/11/15	6.2300%	895
UBS PFD FDG TR V	05/12/06	VAR RT	4,614
UFJ FIN ARUBA A E C GTD NT	07/15/13	6.7500%	4,120
UNILEVER CAP CORP	11/01/10	7.1250%	857

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
UNION ELEC CO SR SECD NT	06/15/17	6.4000%	2,181
UNION PAC CORP NT	11/15/17	5.7500%	1,190
UNION PAC CORP NT	01/15/11	6.6500%	1,832
UNION PAC RES GROUP INC DEB	05/15/28	7.1500%	2,554
UNION PACIFIC CORP BDS	02/01/29	6.6250%	2,866
UNITED STS STL CORP NEW SR NT	06/01/17	6.0500%	2,097
UNITED TECH CORP DEBS	11/15/19	8.8750%	419
UNITED TECHNOLOGIES CORP DEB	09/15/29	7.5000%	1,170
UNITED TECHNOLOGIES CORP NT	12/15/17	5.3750%	1,722
UNITED TECHNOLOGIES CORP NT	05/01/35	5.4000%	1,353
UNITED TECHNOLOGIES CORP NT	06/01/36	6.0500%	4,233
UNITED TECHNOLOGIES CORP NT	05/15/12	6.1000%	1,453
UNITED TECHNOLOGIES CORP NT	06/01/09	6.5000%	2,655
UNITEDHEALTH GROUP INC NT	08/15/09	4.1250%	2,466
UNITEDHEALTH GROUP INC NT	08/15/14	5.0000%	1,774
UNITEDHEALTH GROUP INC NT	03/15/36	5.8000%	639
UNITEDHEALTH GROUP INC NT 144A	11/15/17	6.0000%	2,512
UNITEDHEALTH GROUP INC NT 144A	11/15/37	6.6250%	1,338
UNITEDHEALTH GROUP INC SR NT	03/15/15	4.8750%	481
UNIVERSAL HEALTH SVCS INC NT	06/30/16	7.1250%	2,407
US BK NATL ASSN MINNEAPOLIS	12/15/08	5.7000%	1,766
US BK NATL ASSN MTN #SB 00001	08/01/11	6.3750%	1,957
US BK NATL ASSN MTN #TR 00202	03/02/09	3.4000%	852
USA WASTE SERVICES INC SR NTS	07/15/28	7.0000%	1,400
USAA AUTO OWNER 07 2 CL A-4	06/15/13	5.0700%	1,260
USXL FDG II LLC NT CL A 144A	04/15/14	5.3790%	1,313
V F CORP NT	11/01/37	6.4500%	2,055
VALE OVERSEAS LTD GTD NT	01/23/17	6.2500%	1,973
VALE OVERSEAS LTD GTD NT	11/21/36	6.8750%	8,648
VALERO ENERGY CORP NT	06/15/17	6.1250%	1,280
VALERO ENERGY CORP NT	06/15/37	6.6250%	1,653
VALERO ENERGY CORP NT	04/15/12	6.8750%	714
VANDERBILT MTG & FIN 02B CL A4	02/07/26	5.8400%	2,026
VANDERBILT MTG & FIN 03A CL A4	05/07/26	6.2100%	1,249
VANDERBILT MTG 01-A CL A-4	06/07/28	7.2350%	1,447
VANDERBILT MTG 02-C A4	08/07/24	6.5700%	2,024
VERIZON GLOBAL FDG CORP BD	06/15/12	6.8750%	3,865
VERIZON GLOBAL FDG CORP GLOBAL	09/01/12	7.3750%	693
VERIZON GLOBAL FDG CORP NT	09/15/35	5.8500%	3,155
VERIZON MD INC DEB SER B	06/15/33	5.1250%	6,652
VERIZON NEW ENG INC DEB	09/15/11	6.5000%	1,497
VERIZON NEW YORK INC DEB SER A	04/01/12	6.8750%	613
VERIZON NEW YORK INC DEB SER A	04/01/32	7.3750%	1,192

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
VIACOM INC NEW SR NT	10/05/37	6.7500%	1,191
VIACOM INC SR NT	08/15/12	5.6250%	1,428
VIACOM INC SR NT	04/30/11	5.7500%	1,557
VIRGINIA ELE & PWR CO SR NT	01/15/36	6.0000%	1,358
VIRGINIA ELEC & PWR CO A	01/15/16	5.4000%	4,260
VIRGINIA ELEC & PWR CO SR NT	03/01/13	4.7500%	1,829
VIRGINIA ELEC & PWR CO SR NT	05/15/37	6.0000%	3,011
VODAFONE AIRTOUCH PLC NT	02/15/10	7.7500%	15,205
VODAFONE GROUP INC NEW NT	03/15/16	5.7500%	1,430
VODAFONE GROUP PLC	09/15/15	5.0000%	1,176
VODAFONE GROUP PLC NEW NT	12/16/13	5.0000%	5,690
VODAFONE GROUP PLC NEW NT	02/27/37	6.1500%	3,740
WACHOVIA CAP TR III FIXED FLTG	03/15/42	VAR RT	749
WACHOVIA CORP NEW NT	10/15/16	5.6250%	3,260
WACHOVIA CORP NEW SR HLDG CO	03/15/11	VAR RT	5,888
WACHOVIA CORP NEW SR NT	06/15/17	5.7500%	6,403
WAL MART STORES INC NT	09/01/35	5.2500%	1,362
WAL MART STORES INC NT	08/15/37	6.5000%	1,846
WAL MART STORES INC NT	08/10/09	6.8750%	4,369
WALMART STORES INC NT	05/01/13	4.5500%	3,161
WAL-MART STORES INC NT	07/01/10	4.1250%	3,518
WASHINGTON MUT INC ST NT	01/15/10	4.2000%	1,374
WASHINGTON MUT INC SUB NT	04/01/14	4.6250%	934
WASHINGTON MUT INC SUB NT	11/01/17	7.2500%	1,667
WASHINGTON MUT MTG 2005-8 1A8	10/25/35	5.5000%	1,705
WASHINGTON REAL ESTATE INVT TR	05/01/15	5.3500%	1,846
WASHOVIA BK NATL ASSN MTN	01/15/38	6.6000%	1,001
WASTE MGMT INC DEL SR NT	11/15/12	6.3750%	1,082
WASTE MGMT INC DEL SR NT	11/15/08	6.5000%	370
WASTE MGMT INC DEL SR NT	08/01/10	7.3750%	897
WASTE MGMT INC DEL SR NT	05/15/32	7.7500%	765
WEATHERFORD INTL INC LTD 144A	06/15/17	6.3500%	2,779
WEATHERFORD INTL INC LTD 144A	06/15/37	6.8000%	2,170
WELLPOINT INC NT	12/15/14	5.0000%	3,177
WELLPOINT INC NT	01/15/36	5.8500%	2,360
WELLPOINT INC NT	06/15/17	5.8750%	2,409
WELLS FARGO & CO NEW NT	01/15/10	4.2000%	1,915
WELLS FARGO & CO NEW SR NT	01/12/11	4.8750%	749
WELLS FARGO & CO NEW SR NT	10/23/12	5.2500%	1,618
WELLS FARGO & CO NEW SR NT	09/15/09	VAR RT	7,446
WELLS FARGO & CO NEW SR UNSECD	12/11/17	5.6250%	4,707
WELLS FARGO & CO NEW SUB NT	11/15/14	5.0000%	3,870
WELLS FARGO CAP X GTD CAP SECS	12/15/36	5.9500%	1,832

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Corporate Debt Instruments:
WELLS FARGO FINL 05-A CL A-4	05/15/12	4.2800%	2,565
WELLS FARGO HOME EQ 04 2 AI-5	11/25/28	VAR RT	2,155
WESTVACO CORP DEL DEB	02/15/31	7.9500%	1,603
WEYERHAEUSER CO DEB	07/15/23	7.1250%	1,488
WEYERHAUSER CO NTS	03/15/12	6.7500%	3,989
WILLIS NORTH AMER INC SR NT	07/15/10	5.1250%	1,123
WILLIS NORTH AMER INC SR NT	07/15/15	5.6250%	1,048
WORLD SVGS BK FSB # TR 00001	12/15/09	4.1250%	2,093
WYETH NT	02/15/16	5.5000%	7,081
WYETH NT	04/01/37	5.9500%	6,619
WYNDHAM WORLDWIDE CORP NT	12/01/16	6.0000%	2,479
XCEL ENERGY INC MINN SR NT	12/01/10	7.0000%	1,293
XCEL ENERGY INC SR NT	07/01/36	6.5000%	1,402
XTO ENERGY INC	04/15/12	7.5000%	2,052
XTO ENERGY INC SR NT	04/01/36	6.1000%	1,620
YUM BRANDS INC SR NT	11/15/37	6.8750%	2,733
ZFS FIN USA TR I SER 1 144A	12/15/65	VAR RT	3,547
ZFS FIN USA TR II SER II 144A	12/15/65	VAR RT	2,785

Other Investments:
CHILE REP BD	01/15/13	5.5000%	2,189
DENMARK (KINGDOM OF)	11/15/17	4.0000%	23
DENMARK (KINGDOM OF) BDS DKK1	08/15/08	4.0000%	130
DENMARK (KINGDOM OF) BDS	11/15/15	4.0000%	8,653
DUTCH GOVT	01/15/10	3.0000%	44,265
FINANCEMENT QUEBEC	10/25/12	5.0000%	1,754
GERMANY (FEDERAL REPUBLIC)	01/4/17-07/04/34	3.750%-4.750%	10,940
GERMANY (FEDERAL REPUBLIC) BDS EUR 0.01	04/17/09-07/04/39	3.000%-5.000%	56,574
GERMANY (FED REP) BDS SER 98	07/04/08	4.1250%	11,106
GOVERNMENT OF CANADA	06/01/33	5.7500%	3,844
ILLINOIS ST TXBL	06/01/33	5.1000%	7,293
JAPAN FIN CORP FOR MUNICAP	05/06/16	2.0000%	6,502
KOREA DEV BK NT	09/16/10	4.6250%	1,034
MEXICO (UNITED MEXICAN STATES)	08/15/31	8.3000%	1,294
NEW BRUNSWICK PROV CDA BD	02/21/17	5.2000%	3,904
NOVA SCOTIA PROV CDA BD	01/26/17	5.1250%	5,525
ONTARIO PROV CDA GLOBAL BD	01/15/08	3.3750%	4,267
ONTARIO PROV CDA GLOBAL NT	02/03/15	4.5000%	738
PROV OF NOVA SCOTIA	02/27/12	5.7500%	2,315
PROV OF QUEBEC	01/22/11	6.1250%	1,183
QUEBEC PROV CDA GLOBAL NT	11/14/16	5.1250%	2,033

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FIXED INCOME FUND (continued)

Other Investments:
QUEENSLAND TREASURY CORP	09/14/17	6.0000%	4,090
RUSSIAN FEDERATION BDS REG S	03/31/30	STEP	5,843
SALES TAX ASSET RECEIVABLE N Y	10/15/10	4.0600%	2,362
SWEDEN (KINGDOM OF)	08/12/15-08/12/17	3.750%-4.500%	7,133
SWEDEN (KINGDOM OF) BDS	07/12/16	3.0000%	2,258
SWEDEN (KINGDOM OF) IDX LKD BDS	12/01/15	3.5000%	3,739
TREASURY	09/07/15	4.7500%	686
TREASURY LN STK (WI)	12/07/55	4.2500%	597
TREASURY STK	09/07/14	5.0000%	756
TREASURY STK GBP1	03/07/36	4.2500%	7,895
UNITED KINGDOM (GOVERNMENT OF)	03/07/11	4.2500%	5,072
UNITED MEXICAN MTN #TR 00019	01/15/17	5.6250%	5,300
UNITED MEXICAN STS MTN TR00010	01/16/13	6.3750%	3,137
UNITED MEXICAN STS MTN TR00013	04/08/33	7.5000%	1,203
UNITED MEXICAN STS MTN TR00017	09/27/34	6.7500%	7,955
WISCONSIN ST GEN REV TXB-SER A	05/01/13-05/01/26	4.800%-5.700%	1,640

**Common/Collective Trust:
TBC INC. POOLED EMP DAILY	12/31/49	VAR RT	76,163

Interest Bearing Cash:
BANK OF NEW YORK C/D	05/15/09	5.4100%	5,511
NON BASE CURRENCY			198

Total Investment Contract			$ 3,947,685

Total Fixed Income Fund			$ 4,688,181

                                                            ** Parties-in-interest

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Principal
	Amount or	Current
Description	Shares/Units	Value

SIP MANAGED SMALLER STOCK FUND – Common Stock
GEMSTAR-TV GUIDE Int'l Inc.	402	$2

**T. ROWE PRICE RETIREMENT 2005 FUND – Mutual Fund
T. Rowe Price Retirement Funds Inc 2005 Fund	4,320	51,019

**T. ROWE PRICE RETIREMENT 2010 FUND – Mutual Fund
T. Rowe Price Retirement Funds Inc 2010 Fund	10,778	175,140

**T. ROWE PRICE RETIREMENT 2015 FUND – Mutual Fund
T. Rowe Price Retirement Funds Inc 2015 Fund	14,639	185,772

**T. ROWE PRICE RETIREMENT 2020 FUND – Mutual Fund
T. Rowe Price Retirement Funds Inc 2020 Fund	19,699	350,636

**T. ROWE PRICE RETIREMENT 2025 FUND – Mutual Fund
T. Rowe Price Retirement Funds Inc 2025 Fund	14,845	196,255

**T. ROWE PRICE RETIREMENT 2030 FUND – Mutual Fund
T. Rowe Price Retirement Funds Inc 2030 Fund	10,287	196,687

**T. ROWE PRICE RETIREMENT 2035 FUND – Mutual Fund
T. Rowe Price Retirement Funds Inc 2035 Fund	3,405	46,180

**T. ROWE PRICE RETIREMENT 2040 FUND – Mutual Fund
T. Rowe Price Retirement Funds Inc 2040 Fund	6,113	117,789

**T. ROWE PRICE RETIREMENT 2045 FUND – Mutual Fund
T. Rowe Price Retirement Funds Inc 2045 Fund	3,149	40,248

**Parties-in-interest

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)

	Principal
	Amount or	Current
Description	Shares/Units	Value

**T. ROWE PRICE RETIREMENT 2050 FUND – Mutual Fund
T. Rowe Price Retirement Funds Inc 2050 Fund	176	1,855

**T. ROWE PRICE RETIREMENT 2055 FUND – Mutual Fund
T. Rowe Price Retirement Funds Inc 2055 Fund	298	3,140

**T. ROWE PRICE RETIREMENT INCOME FUND – Mutual Fund
T. Rowe Price Retirement Funds Inc Income Fund	6,597	87,876

TRADELINK BROKERAGE LINK ACCOUNT – Mutual Funds
Participant - Directed Brokerage Link Account		332,875

ADMINISTRATIVE FUND
**Common/Collective Trust
TBC Inc. Pooled Emp Daily Var RT		2,820

KODAK STOCK FUND - Common Stock
**Eastman Kodak Company
Common Stock	2,527	55,768

**Common/Collective Trust
TBC Inc. Pooled Emp Daily Var RT	2,378	2,378
Total Kodak Stock Fund		$58,146

BARCLAYS GLOBAL INVESTORS US DEBT INDEX FUND
BGI US debt index fund	832	17,256

BARCLAYS GLOBAL INVESTORS EAFE EQUITY INDEX FUND
BGI EAFE equity index fund	4,808	164,471

BARCLAYS GLOBAL INVESTORS RUSSELL 2000 INDEX FUND
BGI Russell 2000 index fund	5,756	114,289

**Parties-in-interest

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2007
(in thousands)

(continued)
	Principal
	Amount or	Current
Description	Shares/Units	Value

BARCLAYS GLOBAL INVESTORS EQUITY INDEX FUND
BGI Equity Index fund	14,246	313,836

	Maturity	Interest	Current
Description	Date	Rate	Value
PARTICIPANT LOANS

**Participant Loans	2008-2011	4.000%-8.500%	31,024

Total Plan Investments			$ 7,175,497

**Parties-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Eastman Kodak Employees' Savings and Investment Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Eastman Kodak Employees'
Savings and Investment Plan

By:  /s/ Frank S. Sklarsky

Frank S. Sklarsky
Chair, Savings and Investment Plan Committee

Date:  June 26, 2008